UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File No. 001-39000

Vista Oil & Gas, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Calle Volcán 150, Floor 5

Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo

Mexico City, 11000

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Advance Notice of 2020 Annual Results and 4th Quarter 2020 Results

Mexico City, January 26, 2021 – Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) today announced that it will release its consolidated financial statements for 2020 and the fourth quarter of 2020 on Thursday, February 25, 2021 after market closes.

The Company will host a webcast to present the results on Friday, February 26, 2021, at 8:00am CST (9:00am EST; 11:00am GMT-3). The webcast will be accessible on the Company’s website, at http://www.vistaoilandgas.com/en/investors.

Forward-Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s prospectus filed with the United States Securities and Exchange Commission (“SEC”) and other applicable filings with the SEC and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Enquiries:

Investor Relations:

ir@vistaoilandgas.com

Argentina: +54 11 3754-8532

Mexico: +52 55 1167-8250

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2021

VISTA OIL & GAS, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer